As filed with the Securities and Exchange Commission on April 30, 2021

Securities Act Registration No. 333-252799
Investment Company Registration No. 811-21380

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM N-2
(Check appropriate box or boxes)
☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 1
and/or
☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 7

FLAHERTY & CRUMRINE TOTAL RETURN FUND INCORPORATED (Exact Name of Registrant as Specified in Charter)
301 E. Colorado Boulevard, Suite 800 Pasadena, California 91101 (Address of Principal Executive Offices) 626-795-7300 (Registrant’s Telephone Number, including Area Code)
R. Eric Chadwick Flaherty & Crumrine Incorporated 301 E. Colorado Boulevard, Suite 800 Pasadena, California 91101 (Name and Address of Agent for Service)
With Copies to:

P. Jay Spinola, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

Approximate Date of Commencement of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box: ☐

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box: ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box: ☒

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed registration statement.

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ________.

☒ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-252799.

Check each box that appropriately characterizes the Registrant:

☒ Registered closed-end fund.

☐ Business development company.

☐ Interval fund.

☒ A.2 Qualified.

☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐ New registrant.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-252799 and 811-21380) of Flaherty & Crumrine Total Return Fund Incorporated (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C
OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Included in Part A: Financial highlights for the fiscal years ended November 30, 2020, 2019, 2018, 2017, 2016 and 2015, 2014, 2013, 2012 and 2011.

Incorporated into Parts A and B by reference:

The audited financial statements included in the Fund’s annual report for the fiscal year ended November 30, 2020, together with the report of KPMG LLP, on Form N-CSR, filed January 29, 2021 (File No. 811-21380).

The financial highlights included in the Fund’s annual report for the fiscal year ended November 30, 2015 on Form N-CSR, filed on January 29, 2016 (File No. 811-21380).

2. Exhibits

(a)(1)	Articles of Incorporation dated June 23, 2003(1)
(a)(2)	Articles of Amendment to the Articles of Incorporation dated June 25, 2003(2)
(a)(3)	Articles Supplementary dated May 25, 2005(3)
(a)(4)	Articles of Amendment dated January 22, 2013(4)
(b)(1)	Amended and Restated Bylaws dated July 19, 2011(5)
(b)(2)	Amendment to the Amended and Restated Bylaws dated January 22, 2013(4)
(c)	Not applicable
(d)	The rights of security holders are defined in the Registrant’s Amended and Restated Bylaws (Article II).
(e)	Dividend Reinvestment and Cash Purchase Plan(7)
(f)	Not applicable
(g)	Investment Advisory Agreement(6)
(h)	ATM Sales Agreement*
(i)	Not applicable
(j)(i)	Custody Agreement(6)
(j)(ii)	Amendments to Custody Agreement(8)
(k)(i)	Service Agreement for Transfer Agent Services(6)
(k)(ii)	Administration Agreement(8)
(k)(iii) (k)(iv)	Secondary Market Support Services Agreement(8) Amended and Restated Committed Facility Agreement(8)
(l)(1)	Opinion and Consent of Venable LLP(8)
(l)(2)	Opinion and Consent of Venable LLP*
(m)	Not applicable
(n)	Consent of Independent Registered Public Accounting Firm(8)
(o)	Not applicable
(p)	Purchase Agreement(6)
(q)	Not applicable
(r)(1)	Code of Ethics of the Fund(7)
(r)(2)	Code of Ethics of the Adviser(7)

(s)	Power of Attorney(7)

*	Filed herewith.
(1)	Filed on June 23, 2003 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-106393 and 811-21380) and incorporated by reference herein.
(2)	Filed on July 25, 2003 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-106393 and 811-21380) and incorporated by reference herein.
(3)	Filed on July 22, 2005 with the Registrant’s NSAR-A/A filing (File No. 811-21380) and incorporated by reference herein.
(4)	Filed on July 26, 2013 with the Registrant’s NSAR-A filing (File No. 811-21380) and incorporated by reference herein.
(5)	Filed on January 27, 2012 with the Registrant’s NSAR-B filing (File No. 811-21380) and incorporated by reference herein.
(6)	Filed on October 27, 2003 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-109001 and 811-21380) and incorporated by reference herein.

(7)	Filed on February 5, 2021 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-252799 and 811-21380) and incorporated by reference herein.
(8)	Filed on April 16, 2021 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-252799 and 811-21380) and incorporated by reference herein.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 61 of the prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offer described in this Registration Statement:

Registration and Filing Fees	$8,182.50
FINRA Fees	11,750
New York Stock Exchange Fees	8,036
Costs of Printing and Engraving	5,000
Accounting Fees and Expenses	37,500
Legal Fees and Expenses	66,071
Total	$136,539.50

Item 28. Persons Controlled by or under Common Control with Registrant

None.

Item 29. Number of Holders of Securities

Set forth below is the number of record holders as of March 31, 2021, of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Shares of Common Stock, par value $0.01
per share	14

Item 30. Indemnification

It is the Registrant’s obligation to indemnify its directors and officers to the maximum extent permitted by Maryland law as set forth in Article VIII of Registrant’s Articles of Incorporation and Article V of the Registrant’s Amended and Restated Bylaws. The liability of the Registrant’s directors and officers is limited as provided in Article VIII of Registrant’s Articles of Incorporation. The liability of Flaherty & Crumrine Incorporated, the Registrant’s investment adviser (the “Adviser”), for any loss suffered by the Registrant or its shareholders is set forth in Section 5 of the Investment Advisory Agreement.

Item 31. Business and other Connections of Investment Adviser

This information, with respect to the Adviser, is set forth under the caption “Management of the Fund” in the Prospectus and in the Statement of Additional Information, constituting Parts A and B, respectively, of this Registration Statement.

The Adviser, a corporation organized under the laws of the State of California, acts as investment adviser to the Fund. The Fund is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Adviser filed with the SEC pursuant to the 1940 Act (SEC File No. 801-19384).

Item 32. Location of Accounts and Records

The majority of the accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder will be maintained as follows: journals, ledgers, securities records and other original records will be maintained principally at the offices of the Fund’s Administrator and Custodian. All other records so required to be maintained will be maintained at the offices of Flaherty & Crumrine Incorporated, 301 E. Colorado Boulevard, Suite 800, Pasadena, California 91101.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1) Not applicable.

(2) Not applicable.

(3) Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)     to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)     to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)     to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(4)     if (i) it determines to conduct one or more offerings of the Fund’s common shares (including rights to purchase its common shares) at a price below its net asset value per common share at the date the offering is commenced, and (ii) such offering or offerings will result in greater than a 15% dilution to the Fund’s net asset value per common share.

(b)	that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)     if the Registrant is relying on Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is relying on Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser

(4) Registrant undertakes:

(a)	that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act will be deemed to be a part of the Registration Statement as of the time it was declared effective.

(b)	that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of the securities at that time will be deemed to be the initial bona fide offering thereof.

(5) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7) Registrant undertakes to send by first-class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Pasadena, State of California, on the 30th day of April, 2021.

FLAHERTY & CRUMRINE
TOTAL RETURN FUND
INCORPORATED

By:	/s/ R. Eric Chadwick
Name: R. Eric Chadwick
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on April 30, 2021.

Signatures	Title

/s/ R. Eric Chadwick	Director and Chief Executive Officer
R. Eric Chadwick	(Principal Executive Officer)

Chief Financial Officer, Vice President and
/s/ Bradford S. Stone	Treasurer (Principal Financial and
Bradford S. Stone	Accounting Officer)

*David Gale	Director
David Gale

*Morgan Gust	Director
Morgan Gust

*Karen Hogan	Director
Karen H. Hogan

*By:	/s/ Chad Conwell
Chad Conwell, as Agent

SCHEDULE OF EXHIBITS

Exhibit
No.	Description
(h)	ATM Sales Agreement
(l)(2)	Opinion and Consent of Venable LLP